Exhibit 99.1

QUIPT ENTERS FOUR NEW STATES WITH CLOSINGS OF STRATEGIC ACQUISITIONS

NATIONAL EXPANSION CONTINUES WITH ENTRANCE INTO CALIFORNIA, MISSOURI, ARKANSAS AND MISSISSIPPI

$5.5 MILLION IN ANNUALIZED REVENUES, 10% ADJUSTED EBITDA MARGIN PRIOR TO INTEGRATION, AND INCREASES ACTIVE PATIENT COUNT BY MORE THAN 10,000

Cincinnati, Ohio – July 14, 2021 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is pleased to announce that it has recently acquired three separate entities with combined operations in California, Missouri, Arkansas and Mississippi, reporting combined unaudited trailing 12-month annual revenues of approximately $5.5 million, and Adjusted EBITDA (defined below) of $550,000 prior to integration. As a reminder all figures stated are in USD.

Quipt is undertaking an ongoing national expansion effort with the goal of economically growing its operating footprint to serve as a leader in respiratory homecare across the United States. Quipt has built out a significant infrastructure platform which is highly scalable and allows the opportunity for the Company to efficiently integrate acquired businesses resulting in meaningful cost synergies and revenue growth opportunities.

Quipt’s acquisition approach generally targets companies that are either: (i) heavily respiratory weighted companies with gross revenue in the range of $5 to $20 million, and consistent annual EBITDA margins between 10% and 20% or more; (ii) sub $5 million revenue targets with the strategic goal of expanding our payer mix and expanding our geographical footprint across new states to be become a national DME provider; or (iii) targeting substantially larger opportunities that would be more meaningful in terms of revenue, EBITDA, active patient base and geographical operating footprint.

Acquisition Details

Quipt will operate each of the newly acquired entities under the Quipt brand name post-integration. This marks the start of a longer-term plan to transition certain local market brands to Quipt, as it strengthens its brand equity and recognition. Quipt believes this will be a driver of future organic growth.

Combining these newly acquired entities provides Quipt a pathway to grow into four new states (California, Missouri, Arkansas, and Mississippi). The combined entities will add six locations, over 10,000 active patients, important insurance contracts and decades of operating experience. Each business has a proven track record in the markets they serve and has diversified product mixes, which combined is comprised of 66% respiratory and 33% traditional DME. Quipt has immediate access to attractive new markets in which it intends to leverage its existing infrastructure to create significant cross selling and patient growth opportunities. In addition, the combined entities give Quipt the opportunity to add patients to Quipt’s existing subscription-based resupply program, and Quipt expects to derive strong revenue synergies from this initiative. The combined entities have a diverse payor mix with no more than 10% in sales coming from any one particular payor source.

The Company is pleased to share the following updated metrics taking into consideration the three newly acquired entities:

•	130,000 current active patients;
•	17,000 unique referrals; and
•	57 locations across 15 U.S. States.

Under the terms of the definitive purchase agreements, Quipt acquired the three combined entities for total consideration of approximately $4.2 million in cash. It is expected that the combined entities will increase Quipt’s annual gross revenues by approximately $5.5 million and Adjusted EBITDA (as defined below) will normalize to be in-line with the Company’s overall margin profile. Leveraging existing infrastructure and payor contracts, Quipt expects to achieve additional revenue generated from organic growth, cross selling, and corporate synergies.

Management Commentary

“The closing of three acquisitions with operations spanning over four states represent the beginning of what we anticipate will be a busy second half of the year at Quipt, as we strategically aim to expand our operating footprint into attractive new and existing markets. We are focused on economically scaling the business, with our acquisition strategy, and robust organic growth platform,” said Greg Crawford, Chairman and CEO of Quipt. “We are excited to build our brand into local markets, dedicated to exceptional patient care, and expect a smooth integration process that will allow us to move quickly to capture the many synergies available to us. We are able to add six new locations, over 10,000 active patients, and $5.5 million in gross revenue through these acquired entities providing us meaningful infrastructure in these new areas of service.”

Chief Financial Officer, Hardik Mehta added, “Our acquisition focus continues to be on companies with a heavily weighted respiratory product mix, diversification of payor mix, and a stable foundation for Quipt to build out its operations, utilizing existing infrastructure. Our goal is to double the Adjusted EBITDA margin post integration of the combined entities, aligning more closely with our overall margin profile. We are excited to have the opportunity to penetrate these new states both organically and through strategic bolt-on opportunities that present themselves. With approximately $37 million in cash and untapped credit facility of $20 million, we believe this is just the beginning of what will be a strong acquisition pace for us over the remainder of 2021.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

There can be no assurance that any of the potential acquisitions in advanced negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable directors, shareholder and regulatory approvals.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions as they relate to the Company, including: the Company’s acquisition approach; the Company’s plan to transition certain local market brands to Quipt; the Company strengthening its brand equity and recognition and the Company believing this will be a driver of future organic growth, combined with the ongoing efforts to date; the Company creating significant cross selling and patient growth opportunities in the new markets; the new entities giving the Company the opportunity to add patients to Quipt’s existing subscription-based resupply program and the Company expecting to derive strong revenue synergies from this initiative; the amount the Company expects its annual revenues and Adjusted EBITDA will increase as a result of the acquisitions of the combined entities; the company expecting to achieve additional revenue from organic growth, cross selling and corporate synergies; the Company anticipating a busy second half of the year at Quipt, as it strategically aims to expand its operating footprint into new and existing markets; the Company expecting a smooth integration process and that anticipated results; the Company believe this is just the beginning of what will be a strong acquisition pace for it over the remainder of 2021; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition targets achieving results at least as good as historical performances; and the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock-based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com